1

AMETEK INC

P.E.
12-31-04





The Model for Our Success



differentiated businesses ◦ focus on excellence



fostering innovation ◦ global reach ◦ strong core values



AMETEK®

Annual Report 2004

Table of Contents

About Our Theme:

The Model for Our Success

AMETEK has achieved remarkable success. This year's annual report looks at the management model that underlies that success and charts the course the Company will take over the next several years.



The Model for Our Success
AMETEK

Financial Highlights 2004



(In millions, except per share amounts and number of employees)

For the Year	2004	2003	2002	2001	2000
Net sales	**$1,232.3**	$1,091.6	$1,040.5	$1,019.3	$1,024.7
Operating income[1][2]	**196.2**	156.8	148.7	132.8	135.9
Income from operations[1][2]	**112.7**	87.8	83.7	70.8	68.5
Net income[1]	**112.7**	87.8	83.7	66.1	68.5
EBITDA[2][3]	**233.4**	191.1	180.4	178.0	177.6
Free cash flow[4]	**140.3**	133.6	86.3	71.7	49.1
Capital expenditures	**21.0**	21.3	17.4	29.4	29.6
Per Share Data:					
Diluted earnings per share:					
Income from operations[1][2]	**1.63**	1.30	1.24	1.06	1.05
Net income[1]	**1.63**	1.30	1.24	0.99	1.05
Cash dividends paid	**0.24**	0.12	0.12	0.12	0.12
At Year-End					
Total debt[5]	**$ 450.1**	$ 424.4	$ 390.1	$ 470.8	$ 361.2
Stockholders' equity	**659.6**	529.1	$ 420.2	$ 335.1	$ 280.8
Shares outstanding	**68.7**	67.0	66.1	65.6	64.9
Number of employees	**8,300**	7,800	7,700	8,100	8,100

(1) The amounts in 2001 and 2000 include the amortization of goodwill. Beginning in 2002, the Company accounted for goodwill in accordance with SFAS No. 142.

(2) Amounts in 2001 exclude unusual pretax expenses of $23.3 million, or $15.3 million after tax ($0.23 per diluted share), for cost realignment initiatives and asset write-downs. Also excluded from 2001 is a tax benefit of $10.5 million ($0.16 per diluted share) resulting from the closure of a number of tax years.

(3) EBITDA represents income before interest, income taxes, depreciation and amortization, and unusual items. (See table on page 25 for a reconciliation of net income reported in accordance with U.S. generally accepted accounting principles {U.S. GAAP} to EBITDA.)

(4) Free cash flow represents cash flow from operating activities, before the effects of an accounts receivable securitization program, less capital expenditures. (See table on page 25 for a reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.)

(5) Without considering the effect of an accounts receivable securitization program, which reduced the carrying value of accounts receivable and debt in 2000, total debt at December 31, 2000, would have been $406.2 million.


net sales
in millions
$1250
1200
1150
1100
1050
1000
950
00 01 02 03 04
5 Year CAGR is 6%


diluted earnings per share
$1.70
1.50
1.30
1.10
0.90
0.70
00 01 02 03 04
5 Year CAGR is 12%

We Had an Excellent Year

We Achieved Record Results

We benefited in 2004 from an improving economy, solid internal growth in each of our business segments, and the contributions of recently acquired businesses. Our continued focus on Operational Excellence and an improved mix of businesses enhanced our operating leverage. As a result we established records for sales, operating income, net income, diluted earnings per share, and operating cash flow.

2004 Highlights

Our sales increased 13% to $1.23 billion. Operating income of $196 million was up 25% from 2003. Our net income grew 28% to $113 million. Diluted earnings per share of $1.63 were up 25% from $1.30 per share in 2003.

Our businesses continued to generate excellent cash flow. Cash flow from operations totaled a record $161 million, resulting from higher profits and a focus on working capital management.

Over the past five years, free cash flow has grown at a compounded rate of 20%. That has enabled us to fund our growth initiatives while lowering our overall debt-to-capital ratio.

Achieving Our Vision

Our vision remains unchanged: *to double the size and profitability of AMETEK over the next five years.* Our commitment to shareholders continues to be double-digit annual percentage growth in diluted earnings per share over the business cycle.

We delivered on that commitment through the economic downturn and have accelerated our earnings growth as we recently entered a period of economic expansion. We believe the solid execution of our Four Growth Strategies—Operational Excellence, Strategic Acquisitions & Alliances, Global & Market Expansion, and New Products—made our past success possible and will be the driver of our future success.

Operational Excellence

The foundation for our success is Operational Excellence. Our attention to cost and asset management has been instrumental to our earnings and cash flow growth. Our group operating margin of 17.9% is the highest achieved during my fourteen years with AMETEK.

For our cost-driven businesses, this operational focus is essential to our perfomance in the highly competitive markets they serve. A key element of our Operational Excellence thrust has been the relocation of manufacturing to low-cost areas. Our low-cost plants in China, the Czech Republic, and Mexico accounted for $212 million of our total revenues. We expect this movement to continue in the future.

Our Operational Excellence initiatives, which include **Six Sigma** and lean manufacturing, also have benefited our differentiated businesses, as evidenced by their improved margins in 2004.

In addition, Operational Excellence has been a key factor in leveraging the profitability of acquired businesses. We quickly look for ways to improve their profitability and asset utilization. As a result, we've raised the profitability of the 14 acquisitions we completed prior to 2004 an average of 31% in our first year of ownership. We consider the rapid and successful integration of acquired companies a core competency.

Strategic Acquisitions & Alliances

We are an active and disciplined acquirer, having completed 14 acquisitions since the beginning of 1999. We look to acquisitions for one-half to two-thirds of our growth. We acquired two excellent companies in 2004 and integrated them smoothly. They are:

- ***Taylor Hobson**, a United Kingdom-based manufacturer of instruments used to perform ultraprecise surface measurement down to the subnanometer level, and*
- ***Hughes-Treitler**, a highly regarded supplier of heat exchangers and other subsystems used by the aerospace industry for equipment cooling and environmental integrity*

Both acquisitions make excellent additions to our business portfolio. Each is a highly differentiated business with products that nicely complement our existing products. Together they represent approximately $100 million in annualized revenue.

As we execute our acquisition strategy, we have shifted our mix of businesses toward those that are more differentiated and offer better opportunities for growth and profitability. In 1999, two-thirds of our sales were from differentiated businesses, and today they constitute nearly 80% of our sales.

Global & Market Expansion

We have increased our presence in overseas markets. More than half of our market opportunity lies outside the United States, and our plan is to increase international sales to more than half of our total revenues.

We have made great progress toward that goal. Five years ago, less than a third of our sales were generated outside the United States. Today, that figure is 44% and growing.

The acquisition of businesses with large international content, such as **Airtechnology** and **Solidstate Controls** in 2003, and, more recently, **Taylor Hobson**, have contributed to our success.

AMETEK Executive Office

Albert J. Neupaver
President, Electromechanical Group

John J. Molinelli
Executive Vice President—Chief Financial Officer

Frank S. Hermance
Chairman and Chief Executive Officer

Robert W. Chlebek
President, Electronic Instruments

David A. Zapico
President, Electronic Instruments



We've also increased our investment in international sales and marketing, more than tripling our sales and service personnel in Europe, Asia, and the Middle East since 1999.

Additionally, we have done an outstanding job adapting our products and technology to serve new market segments. We are capitalizing on opportunities in new and emerging markets, such as elemental analysis, nanotechnology, fuel cells, and Homeland Security.

New Products

Engineering and product development know-how are among our most important strengths. We have an excellent reputation for technical leadership and product innovation.

Over the past five years, we've invested $260 million in new product development. The result has been many new products in each of our businesses, including new engine and airframe sensors for the world's most-advanced aircraft, portable radiation detectors for Homeland Security, state-of-the-art motor-blowers, and sophisticated process analyzers.


$450
400
350
300
250
200
150
100
50
0
99
00
01
02
03
04

Total Return to Shareholders

- □ ***AMETEK***
- ○ *Russell 1000**
- △ *Dow Jones U.S. Electrical Components & Equipment**

The graph at left compares the five-year total return to AMETEK shareholders with that of the Russell 1000 Index and the Dow Jones U.S. Electrical Components & Equipment Index (DJEE), assuming a $100 investment and reinvestment of all dividends.

** Includes AMETEK.*

To further leverage our investment and improve the speed of our new product development process, we introduced in 2004 **Design for Six Sigma**—a proven methodology for improving the pace and quality of innovation. Its implementation already has begun to yield results.

Solid Performance

Our strong results have translated into increased value for our shareholders. Over the past five years, our total return to shareholders has been outstanding. During that time period, our stock price has nearly quadrupled, significantly exceeding the returns of our benchmark indexes as shown in the accompanying chart.

That return is a direct reflection of the dedication of AMETEK colleagues around the world. I thank all of them for their hard work in helping us achieve our record results.

Outlook

Our future has never been brighter. We have lean and well-managed businesses. We are financially strong and have ample resources to fund our growth. We are excited about our prospects and confident in the ability of our Growth Strategies to create additional value for our shareholders.

On behalf of my colleagues, I thank you for your support and look forward to reporting to you on our future progress.



Frank S. Hermance
Chairman and Chief Executive Officer

March 4, 2005

AMETEK at a Glance

- ☐ We are a diversified manufacturing company with approximately 8,300 colleagues.
- ☐ We are composed of two business segments: Electronic Instruments and Electromechanical. Our sales are nearly evenly divided between those two segments.
- ☐ We operate 41 manufacturing facilities and direct sales and service operations in the United States and have 22 plants and 28 direct sales and service operations in 18 other countries around the world.

Electronic Instruments Group (EIG)

– We are a leader in process and analytical instrumentation. We are well established in chemical, petrochemical, and oil and gas production and refining. We serve the pharmaceutical, research and laboratory equipment, Homeland Security, semiconductor, and factory automation markets.

– We are a leader in jet engine sensors and aerospace instruments. Our products include monitoring systems, fuel and fluid measurement devices, cockpit instruments and displays, engine and airframe sensors, and cables and harnesses.

– We supply the electric power industry with power quality and monitoring instrumentation. Our uninterruptible power supply systems provide backup power for many different applications. Our sensors and monitors are used on gas turbine generators.

– We supply force measurement and materials-testing devices for a range of industries and are among the largest producers of pressure gauges.

– We are a leader in dashboard instruments for heavy trucks and construction vehicles. We supply the food service industry with timing controls and cooking computers.

– We are a compounder of engineered resins and a supplier of high-temperature textiles and fluoropolymer tubing.



EIG sales
in millions
$700
600
500
400
300
200
00 01 02 03 04
EIG operating income
in millions
$125
100
75
50
25
0
00 01 02 03 04

EIG Operating Results

Electromechanical Group (EMG)

– We are the world leader in air-moving electric motors. Our motors and motor-blowers are widely used in household and commercial vacuum cleaners, other floor care appliances, and materials-handling systems.

– We are a leader in brushless motors and blowers for cooling, ventilating, and environmental control in aerospace, military, mass transit, business equipment, and medical device applications. We also offer heat transfer and cooling subsystems for aircraft as well as motors, pumps, and blowers for fuel cells.

– Our specialty motors power outdoor equipment, household and commercial appliances, fitness equipment, and other products. Our drive motors are used in materials-handling vehicles, industrial equipment, pumps, and winches.

– Our other electromechanical products include industrial battery chargers, contactors, solenoids, and switches.

– We are a leader in specialty metal powder, strip, specialty wire and bonded products, specialty clad metal alloys, shaped wire, and advanced metal matrix composites.



EMG sales
in millions
$575
550
525
500
475
450
00 01 02 03 04
EMG operating income
in millions
$100
90
80
70
60
50
00 01 02 03 04

EMG Operating Results

Differentiated Businesses

Over the past five years, AMETEK has shifted its mix of businesses toward those with higher growth and profit potential.

Differentiated businesses compete primarily on value-added features in niche markets with technical barriers to entry. Our differentiated businesses include all of our Electronic Instruments Group as well as the technical motor, specialty metal, and power and switch businesses within our Electromechanical Group.

Our goal is for differentiated businesses to represent an increasing portion of our total revenues. Those businesses currently account for about 80% of our total sales, up from approximately two-thirds in 1999.

As part of that shift, we've expanded our instruments business beyond process measurement into new fields. Recently acquired businesses have strengthened our position in instrumentation for elemental analysis, nanotechnology, nuclear spectroscopy, and oil and gas production and refining. Through internal development, we've also expanded our product offerings for the biotechnology and pharmaceutical industries.

Our high-end analytical instrument businesses now total approximately $260 million in annual revenue. Equally important, they provide us with valuable growth opportunities in emerging markets.

We believe these highly differentiated instrumentation markets offer more robust growth and above-average profit margins. They also fit well with our core competency in measuring physical phenomena.

Taylor Hobson, acquired in 2004, serves as an excellent example of our strategy at work. Based in Leicester, England, this profitable, highly differentiated business with annual revenues of about $70 million is a global leader in ultraprecise surface measurement instruments, having introduced its first instrument more than 60 years ago.

Today, Taylor Hobson instruments are used to measure shapes and finishes at the subnanometer level. They serve a variety of growth markets, including optics, semiconductors, hard disk drives, and nanotechnology research.

Taylor Hobson complements several other recently acquired businesses: **EDAX**, a leader in highly differentiated instruments used primarily for microanalysis in electron microscopes, and **Advanced Measurement Technology**, whose nuclear spectroscopy, electrochemistry, and electronic signal processing products focus on such areas as nuclear and chemical weapons detection for Homeland Security, and environmental monitoring.


ORTEC
ORTEC

*The U.S. Department of Homeland Security has contracted AMETEK to scale up the technology used in its **ORTEC® Detective Radiation Identifiers** into an advanced portal monitoring system to scan people, cargo, and vehicles for illicit radioactive material.*

In air-moving motor-blowers, we've taken our leadership position into new and expanding markets, including fuel cell development, environmental control, and thermal management.

Although still an emerging technology, fuel cells are on the cusp of delivering on the promise of clean, cheap, and environmentally friendly energy. AMETEK is working closely with the major fuel cell developers in designing products specifically for fuel cell applications.

Designers already have incorporated our motors, pumps, and blowers into fuel cell systems because of the efficiency, long life, and spark-free operation our products offer. Our compact, high-performance **Windjammer**®, **Minijammer**®, and **Microjammer**® brushless motor-blowers and **Seal-less**™ water pumps supply air, purge hydrogen, and cool components.

Another market for our advanced motor-blowers is electronic cooling and environmental control for aerospace and military equipment. We added to that business in 2003 with the acquisition of **Airtechnology Holdings**, a U.K.-based manufacturer of motors, fans, and environmental control subsystems. Airtechnology broadened our presence among key European aerospace and defense contractors.

We further expanded that business in 2004 with our acquisition of **Hughes-Treitler**, a well-recognized U.S. supplier of heat exchangers and other systems used for equipment cooling and environmental integrity on commercial and military aircraft.

With over $30 million in annual sales, Hughes-Treitler has a number of customers in common with our other aerospace and defense businesses. Its products are used in a variety of applications for airframes, engines, and avionics systems on aircraft as well as in military vehicle, marine, space, and industrial applications.



*Compact, high-performance **Windjammer**®, **Minijammer**®, and **Microjammer**® brushless motor-blowers and **Seal-less**™ water pumps from AMETEK are key components in fuel cells for moving fuels, gases, and bypass condensate.*







Focus on Excellence

We owe much of our success to the Operational Excellence culture that exists within AMETEK.

Operational Excellence serves as the cornerstone for our Corporate Growth Plan. It has been an essential factor in our ability to leverage our business model and bring more sales dollars to the bottom line.

Operational Excellence enables us to improve our profit margins, rapidly achieve synergies from newly acquired businesses, and consistently deliver quality and value to our customers.

Our focus on Operational Excellence enabled us to improve group operating margins from 14.9% in 1999 to 17.9% in 2004—a remarkable achievement given higher raw material costs and other competitive pressures that our businesses faced during a difficult economic period for manufacturers.

By applying the principles of Operational Excellence, we have smoothly established a lean manufacturing platform in floor care motors—our most cost-driven business.

Over the past five years, we have expanded low-cost motor manufacturing at plants in China, the Czech Republic, and Mexico. Our sales from those plants rose from less than $50 million in 1999 to over $210 million in 2004. We expect to increase that total by approximately $40 million in 2005.

Operational Excellence also has been pivotal in our achieving superior working capital and asset management results, ranking us above many of our peers in terms of working capital performance.

Additionally, Operational Excellence is an integral component of our acquisition integration process, allowing us to quickly achieve synergies from newly acquired businesses. The pretax profit margins of our 14 most recent acquisitions improved an average of 31% in the year following acquisition.

Fostering Innovation

New products are an important element of our Corporate Growth Plan.

We are looking to new products to drive our internal growth. Over the past five years, our investment in new product development has totaled $260 million, and we have successfully launched a wide range of products across our lines of business. In 2004, we invested $66 million in new product development, up 18% over 2003.

To further enhance the value of that investment and speed our time to market for new products, we introduced **Design for Six Sigma**, or DFSS, in 2004. DFSS offers a proven, multi-phased approach for developing new products.

We have excellent growth opportunities in aircraft power systems, Homeland Security, pharmaceutical manufacturing, and microanalysis, thanks to several recently introduced products.


AMPHION
SSPC
AMETEK

Image provided courtesy of Bombardier Inc.

AMPHION™ *solid-state power distribution units control a wide range of aircraft devices, such as the cabin electronics aboard the Bombardier Global 5000 business jet.*



AMPHION™ Solid-State Power Controllers: We believe our AMPHION family of solid-state power controllers represents breakthrough technology in protecting critical power loads from short circuits and potentially dangerous arc faults on aircraft and other vehicles. AMPHION's patented technology provides a critical advantage over similar solid-state devices.

In 2004, we introduced to the AMPHION family a **Power Distribution Unit** (PDU) used for the cabin electronics on board the Bombardier Global 5000 advanced business jet. The AMPHION PDU replaces a traditional circuit breaker panel and can be used to control a wide range of aircraft devices, including cabin and galley systems, engine controls, interior and exterior lights, fuel and oil pumps, utility systems, and control surface actuators.


group operating margins
18%
17
16
15
14
13
12
00
01
02
03
04

ORTEC® Detective Radiation Identifiers: Developed by AMETEK specifically for Homeland Security, with technology licensed from the U.S. Department of Energy's Lawrence Livermore National Laboratory, our highly sensitive radiation detectors greatly reduce the size and increase the reliability of equipment used to monitor airports, border crossings, docks, and terminals for illicit shipments of radioactive material.

Because ORTEC detectors are able to differentiate between potentially dangerous radioactive material and other, harmless sources of radiation more quickly and reliably than competing devices, we are working with the U.S. Department of Homeland Security to scale up the technology into a portal monitoring system for the rapid processing of pedestrians, vehicles, and freight.


research, development, and engineering expense
in millions
$70
60
50
40
30
20
00
01
02
03
04

ProMaxion™ and ProLine RQ™ Process Mass Spectrometers: To enhance the quality of pharmaceutical manufacturing and ensure implementation of good manufacturing practices, the U.S. Food and Drug Administration has undertaken an extensive Process Analytical Technology (PAT) Initiative. At the forefront of that effort are our ProMaxion and ProLine-RQ process mass spectrometers.







The ProMaxion enables manufacturers to precisely control the solvent drying process commonly used to produce pharmaceuticals, while the ProLine RQ has applications in the production of antibiotics, vitamins, and vaccines, as well as genetic engineering and cell culture development.

■ **EDAX Trident™ and Taylor Hobson Talysurf™ Systems:** Both EDAX and Taylor Hobson are involved in the science of microanalysis, offering sophisticated instrument systems designed for versatility and performance.

The EDAX Trident System combines three microanalytical tools—electron backscatter diffraction, wavelength dispersal spectrometry, and energy dispersive spectrometry—into a single high-performance system for scanning electron microscopes. The integration of these three techniques results in a single powerful tool for conducting advanced material analysis.

The Talysurf CCI 3000A delivers the ultimate in high-precision 3-D surface analysis. This versatile instrument offers microscope-quality surface images and provides ultrahigh-accuracy 3-D profiles in seconds. It is an invaluable tool in many ultraprecision applications, including hard disk, semiconductor, and super-polished optical component manufacture and general product development.

Global Reach

Today, nearly half of AMETEK's sales are outside the United States. Five years ago, it was less than a third.

We've greatly expanded our presence worldwide with a growing network of plants and sales operations. Recent acquisitions have significantly added to our presence in key overseas markets.

Many of our businesses are global. We operate 22 manufacturing plants and nearly 30 direct sales operations in 18 countries outside the United States. Since 1999, we have more than tripled our sales and marketing personnel in Europe, Asia, and the Middle East.

International sales reached $537 million in 2004, up 23% over 2003. They accounted for 44% of our total revenue, up from 40% in 2003. More than half of the market opportunity for our products is outside the United States. We intend to capture our share of those markets and increase international sales to more than half of our total revenues.

Recently acquired businesses have added to our international presence. For example, at **Taylor Hobson**, a U.K.-based company acquired in 2004, Asia accounts for more than 50% of sales, Europe a third, and the United States and the rest of the world the remainder.



***Taylor Hobson** surface profiling systems, including the **CCI 3000A** pictured, precisely measure microscopic surface details for nanotechnology research, semiconductors, optics and a range of other applications.*

Other recent acquisitions—such as **Airtechnology**, **Chandler Engineering**, and **Solidstate Controls**, all acquired in 2003—derive a substantial portion of their sales outside the United States.

In our cost-driven businesses, relocating manufacturing to low-cost regions around the globe has been a key to our success. Our plants in Reynosa, Mexico, now account for more than 90% of our North American floor care and specialty motor production. They also house production for our aerospace, heavy-vehicle, and power instrument products.

We are leveraging our lean manufacturing platforms in Shanghai, China; São Paulo, Brazil; and the Czech Republic. In addition to supplying our current global motor customers locally, those plants provide us with bases to serve new customers in China, other parts of Asia, Latin America, and eastern Europe. We also have joint ventures with Asian partners to produce motors in South Korea, analytical instruments in Japan, and pressure gauges in China and Taiwan.



international sales
in millions
$550
450
350
250
150
50
00 01 02 03 04

Strong Core Values

Certain disciplines and values are fundamental to our corporate culture and critical to our success.

Disciplined Business Approach

A principal reason for our success is a disciplined management approach that permits significant freedom, encourages individual and group responsibility, and is embedded within our Four Growth Strategies.

We have the strongest, most diverse management team in our history, dedicated to the consistent application of that management approach.

Our management discipline enabled us to quickly streamline our cost structure, accelerate the movement of manufacturing to low-cost facilities, and improve group operating margins. It guides us as we invest in new products and new businesses.



free cash flow
in millions
$150
125
100
75
50
25
00 01 02 03 04







Stringent Acquisition Criteria

Our disciplined business approach helps us identify, acquire, and integrate new businesses. We look for companies that offer the right cultural fit and strong management teams.

We seek differentiated businesses in niche markets that complement our existing businesses or offer opportunities in higher-growth market segments. We then conduct a thorough due dilligence process to ensure the acquisition meets our strategic and financial criteria and that the risks and rewards of ownership are fully understood.

Once acquired, we quickly integrate the acquired company to capitalize on synergies with existing businesses, paying close attention to cost and asset management opportunities.

Corporate Ethics and Responsibility

We are an ethically responsible company, committed to the highest standards of business behavior.

We require all colleagues to adhere to a written Code of Ethics and have adopted a Financial Code of Ethics for the Chief Executive Officer and senior financial officers.

2004 Dr. John H. Lux Total Quality Accomplishment Award



The Racine, Wisconsin, plant of ***AMETEK's Commercial Motors Division*** *was chosen as the winner of the* ***2004 Dr. John H. Lux Total Quality Accomplishment Award*** *for reducing workers' compensation costs, while promoting positive health, safety, and wellness programs throughout the plant. The team consisted of (from left):* ***Michelle Bridges****,* ***Bill Lemsky****,* ***Paul Jacob****,* ***Terri Neumann****, and* ***Anthony Iannarelli****.*

We maintain a strong system of internal financial controls that senior managers actively monitor. We have implemented additional safeguards to further ensure the integrity and compliance of our business and financial systems.

We are committed to a culture that recognizes the value of diversity and fosters a work environment that enables our colleagues to develop meaningful and rewarding careers. Our senior managers are responsible for actively championing efforts to recruit, train, and develop individuals with diverse backgrounds and experience.

We recognize the importance of our shareholders, our customers, and the communities in which we operate. We focus on providing our shareholders with consistent and superior returns. We strive to provide our customers with world-class products and services—on time and at fair prices. We foster good corporate citizenship and are sensitive to the needs of our local communities.


100 Book Challenge®
The Wolf
THE HIPPO

*Larry Hayward of **AMETEK Chemical Products** reads to Panther Valley Elementary School students at the kickoff for the **100 Book Challenge®**. Panther Valley in Nesquehoning, Pennsylvania, is one of several schools near AMETEK facilities that participate in this highly successful reading program with help from the **AMETEK Foundation**.*


AMETEK
Foundation, Inc.
EAGLES
AMETEK

*Since 2000, the **AMETEK Foundation** has supported the **Eagles Book Mobile** and the early childhood literacy programs of the Eagles Youth Partnership—a charitable organization of the **Philadelphia Eagles** football team. Among the stops made by the Eagles Book Mobile on its way to the Super Bowl in 2005 was a visit to **AMETEK's Process Instruments** plant in Newark, Delaware.*







Management's Discussion & Analysis

This 2004 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and footnotes are presented in AMETEK's 2004 Form 10-K, and in Appendix A to the Company's Proxy Statement for its 2005 Annual Meeting.

Overview

As a multinational business, AMETEK's operations are affected by global, regional, and industry economic factors. However, the Company's strategic geographic and industry diversity, and its mix of products and services, have helped to limit the potential adverse impact of any unfavorable developments in any one industry, or the economy of any single country on its consolidated operating results. In 2004, the Company continued to experience improved market conditions in most of its businesses. The improving economy, strong internal growth, and acquisitions, combined with successful Operational Excellence initiatives, enabled the Company to post another year of record sales, operating income, net income, and diluted earnings per share in 2004. In addition to achieving its financial objectives, the Company also continued to make progress on its strategic initiatives under AMETEK's Four Growth Strategies.

In January 2004, the Company's Board of Directors approved a two-for-one split of its common stock, which became effective February 27, 2004. All share and per share information in this summary annual report reflects the two-for-one stock split. Also, as a result of increases in sales, profitability, and cash flows over the last several years, the Company's Board of Directors approved a 100% increase in the quarterly dividend on its common stock. The increased quarterly dividend was payable to shareholders effective with the March 2004 dividend payment.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2004, 2003, and 2002. The discussion that follows should be read in conjunction with the condensed consolidated financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported sales of $1,232.3 million in 2004, an increase of $140.7 million, or 12.9%, from sales of $1,091.6 million in 2003. The 2004 sales increase was the result of an improving economy, strong internal growth, acquisitions, and strengthening foreign currencies. Net sales for the Electronic Instruments Group (EIG) were $667.4 million in 2004, an increase of 18.8% from sales of $561.9 million in 2003. The sales increase for EIG was driven by the acquisitions of Taylor Hobson in June 2004 and Chandler Instruments in August 2003, as well as strength in the Group's high-end analytical instruments business and its heavy-vehicle instruments business. The aerospace business also contributed to the sales increase. Net sales for the Electromechanical Group (EMG) were $564.9 million in 2004, an increase of 6.6% from sales of $529.7 million in 2003, primarily driven by strength in its differentiated businesses and the acquisition of Hughes-Treitler in July 2004. Net sales in EMG's cost-driven floor care and specialty motors businesses were flat in 2004, compared with 2003, and their sales stabilized in the second half of 2004. Strengthening foreign currencies, primarily the British pound and the euro, also contributed to the overall sales increase.

Total international sales for 2004 increased to $536.5 million and represented 43.5% of 2004 consolidated sales, an increase of $100.8 million, or 23.1%, when compared with $435.7 million or 39.9% of sales in 2003. The increase in international sales primarily resulted from the acquisitions previously mentioned as well as increased international sales from base businesses. Export shipments from the United States, which are included in total international sales, were $232.0 million in 2004, an increase of 15.5%, compared with $200.8 million in 2003.

	2004		2003		2002	
	(Dollars in thousands) Years Ended December 31,					
Net Sales:						
Electronic Instruments	**$ 667,418**		$ 561,879		$ 539,448	
Electromechanical	**564,900**		529,743		501,094	
Total net sales	**$1,232,318**		$ 1,091,622		$ 1,040,542	
		% of Sales		% of Sales		% of Sales
Operating Income:						
Segment operating income:						
Electronic Instruments	**$ 126,372**	**18.9**	$ 94,976	16.9	$ 87,485	16.2
Electromechanical	**94,250**	**16.7**	84,151	15.9	80,225	16.0
Total segment operating income	**220,622**	**17.9**	179,127	16.4	167,710	16.1
Corporate administrative and other expenses	**(24,388)**	**(2.0)**	(22,366)	(2.0)	(19,023)	(1.8)
Consolidated operating income	**$ 196,234**	**15.9**	$ 156,761	14.4	$ 148,687	14.3

New orders for 2004 were $1,287.0 million, compared with $1,136.9 million for 2003, an increase of $150.1 million, or 13.2%. The order backlog at December 31, 2004, was $340.9 million, compared with $286.2 million at December 31, 2003, an increase of $54.7 million or 19.1%. The increase in orders and backlog was due mainly to the two acquisitions completed in 2004 along with increased order levels primarily in the Company's differentiated businesses.

Total segment operating income was $220.6 million for 2004, an increase of 23.2%, compared with segment operating income of $179.1 million for 2003. Segment operating margins in 2004 were 17.9% of sales, an increase from 16.4% of sales in 2003. The increase in segment operating income resulted from the profit contributions of the recent acquisitions, strength in the differentiated businesses of each Group, slightly higher profits by the cost-driven floor care and specialty motors businesses, and the benefits from the Company's ongoing cost-reduction programs. Segment operating income for 2004 also includes a $5.3 million pretax gain from the settlement of a flood insurance claim involving a manufacturing plant in the EIG Group. The cost-reduction initiatives are part of the Company's successful Operational Excellence strategy, and include the continued migration of production to low-cost locales in Mexico, China, and the Czech Republic and the aggressive lowering of the Company's overall cost structure.

Selling, general, and administrative (SG&A) expenses were $135.5 million in 2004, compared with $115.2 million in 2003, an increase of $20.3 million or 17.6%. As a percentage of sales, SG&A expenses were 11.0% in 2004, compared with 10.6% in 2003. Selling expenses as a percentage of sales increased to 9.1% in 2004, compared with 8.5% in 2003. The selling expense increase and the corresponding increase as a percentage of sales were due primarily to the acquired businesses. The Company's acquisition strategy is to acquire differentiated businesses, which because of their distribution channels and higher marketing costs tend to have higher selling expenses. Selling expense as a percentage of sales by base businesses was lower when compared with the prior year and reflects the Company's focus on cost-reduction initiatives as a part of its Operational Excellence strategy.

Corporate administrative expenses were $24.4 million in 2004, an increase of $2.0 million or 9.0%, when compared with 2003. As a percentage of sales, corporate administrative expenses were 2.0% in 2004, which is unchanged from 2003. The increase in 2004 corporate expenses was primarily the result of higher legal, professional, and consulting fees as well as higher overall compensation expenses. The higher professional and consulting fees are primarily the result of the Company's Sarbanes-Oxley compliance initiatives associated with reporting on the Company's internal controls for 2004.

After deducting corporate administrative expenses, consolidated operating income was $196.2 million, an increase of $39.4 million or 25.2% when compared with $156.8 million in 2003. This represents an operating margin of 15.9% of sales for 2004, compared with 14.4% of sales in 2003.

Interest expense was $28.3 million in 2004, an increase of 8.9%, compared with $26.0 million in 2003. The increase was due to higher average interest rates on British pound borrowings incurred in connection with acquisitions in the United Kingdom in 2004 and 2003.

Net income for 2004 was $112.7 million, an increase of $24.9 million, or 28.4%, from $87.8 million in 2003. Diluted earnings per share rose 25.4% to $1.63 per share, an increase of $0.33, when compared with $1.30 per diluted share in 2003.

Review of Cash Flow and Financial Position

Cash provided by operating activities totaled $161.3 million for 2004, compared with $154.9 million in 2003, an increase of $6.4 million, or 4.1%. The increase in operating cash flow was primarily the result of higher earnings. The increase in earnings was partially offset by higher overall operating working capital requirements primarily driven by the growth of the Company's business to meet the increased sales levels. In 2004, the Company received $10.1 million in gross operating cash proceeds, directly related to a flood loss. The insurance proceeds were from the settlement of a flood insurance claim involving one of the Company's manufacturing facilities. Also in 2004, the Company made contributions to its defined benefit pension plans, which totaled $6.1 million. The strong operating cash flow during 2004 allowed the Company to make the two acquisitions, referred to earlier, with limited borrowings under the Company's debt agreements. Free cash flow (operating cash flow less capital spending) was $140.3 million in 2004, compared with $133.6 million in 2003, an increase of 5.0%. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $233.4 million in 2004, compared with $191.1 million in 2003, a 22.1% improvement. (See table on page 25 for a reconciliation of comparable U.S. GAAP and non-GAAP measures.)

Cash used for investing activities was $154.5 million for 2004, compared with $181.0 million for 2003. The Company's acquisitions of Taylor Hobson in June 2004 and Hughes-Treitler in July 2004 used $143.5 million of cash. In 2003, the Company acquired Airtechnology Holdings Limited, Solidstate Controls, Inc., and Chandler Instruments for $163.9 million in cash. Additions to property, plant, and equipment totaled $21.0 million in 2004, compared with $21.3 million in 2003. Approximately 55% of capital expenditures in 2004 were to increase productivity and expand production capacity. The Company expects 2005 capital expenditures to increase from the 2004 level, with continued emphasis on productivity improvements and capacity expansions. For 2005, capital expenditures are expected to approximate a range of 2% to 2-1/2% of sales. Gross proceeds from the flood insurance claim discussed above related to property, plant, and equipment totaled $9.6 million in 2004.

Cash provided by financing activities totaled $15.5 million in 2004, compared with cash provided of $26.9 million in 2003. The net increase in 2004 came from net borrowings of $15.5 million, compared with an increase



in net borrowings of $24.0 million in 2003. Long-term borrowings increased $71.1 million and include a 40 million British pound (approximately $76.7 million) twelve-year loan to finance the acquisition of Taylor Hobson. The British pound loan provides a natural hedge of the Company's investment in United Kingdom-based Taylor Hobson. The Company had available borrowing capacity of $271.5 million under its $300 million revolving bank credit facility, and $37.0 million under its $75.0 million accounts receivable securitization agreement at December 31, 2004. The revolving bank credit facility was amended on February 25, 2004, to extend its expiration date from September 2006 to February 2009. Extension of the credit facility provides the Company with increased flexibility to support its growth plans.

At December 31, 2004, total debt outstanding was $450.1 million, compared with $424.4 million at December 31, 2003. The debt-to-capital ratio improved to 40.6%, from 44.5% at December 31, 2003. The Company's debt agreements contain various covenants including limitations on indebtedness, dividend payments, and maintenance of certain financial ratios. At December 31, 2004 and 2003, the Company was well within the allowable limits of the financial ratios.

There were no repurchases of the Company's common stock in 2004. In 2003, the Company purchased 380,000 shares of its common stock for $5.8 million. As of December 31, 2004, $52.4 million was available under the current Board authorization for future share repurchases.

As a result of all of the Company's cash flow activities in 2004, cash and cash equivalents increased to $37.6 million at December 31, 2004, compared with $14.3 million at December 31, 2003. The Company believes it has sufficient cash-generating capabilities from domestic and unrestricted foreign sources, and available financing alternatives to enable it to meet its operating needs and contractual commitments.

Forward-Looking Information

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning factors that could cause actual results to differ from projections is contained in the Company's Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Certifications

The Chief Executive Officer and Chief Financial Officer have certified in writing to the Securities and Exchange Commission (SEC) as to the integrity of the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC, and the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form 10-K. On May 27, 2004, the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

Report of Management

Management's Responsibility for Financial Statements

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with U.S. generally accepted accounting principles consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this summary annual report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. The system of controls provides for appropriate division of responsibility and the application of written policies and procedures. That system, which undergoes continual reevaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data.

Management is responsible for establishing and maintaining adequate controls over financial reporting. We maintain a system of internal controls, although there are inherent limitations in the effectiveness of any system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a Financial Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as in other key policy statements publicized throughout the Company.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent registered public accounting firm, the internal auditors, and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement of the Company for its 2005 Annual Meeting. Both the internal auditors and independent registered public accounting firm have direct access to the Audit Committee.

The Company's independent registered public accounting firm, Ernst & Young LLP, is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and results of operations. That report is included on page 20.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on page 19.

March 4, 2005



Frank S. Hermance
Chairman and Chief Executive Officer



John J. Molinelli
Executive Vice President—Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Controls Over Financial Reporting

To the Board of Directors and Shareholders of AMETEK, Inc.

We have audited management's assessment, included in the accompanying *Report of Management – Management's Report on Internal Control over Financial Reporting*, that AMETEK, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMETEK, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AMETEK, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AMETEK, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2004, of AMETEK, Inc. and our report dated March 4, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 4, 2005

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of AMETEK, Inc.

We have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. at December 31, 2004 and 2003, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2004, (not presented separately herein) and in our report dated March 4, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (presented on pages 21 through 23) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AMETEK, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 4, 2005

Condensed Consolidated Statement of Income

(In thousands, except per share amounts)

	Years Ended December 31,		
	2004	2003	2002
Net sales	**$1,232,318**	$ 1,091,622	$ 1,040,542
Operating expenses:			
Cost of sales (excluding depreciation)	**863,827**	785,441	754,571
Selling, general and administrative	**135,494**	115,186	104,816
Depreciation	**36,763**	34,234	32,468
Total operating expenses	**1,036,084**	934,861	891,855
Operating income	**196,234**	156,761	148,687
Other income (expenses):			
Interest expense	**(28,343)**	(26,017)	(25,181)
Other, net	**(2,112)**	(657)	(608)
Income before income taxes	**165,779**	130,087	122,898
Provision for income taxes	**53,068**	42,272	39,200
Net income	**$ 112,711**	$ 87,815	$ 83,698
Basic earnings per share	**$ 1.66**	$ 1.32	$ 1.27
Diluted earnings per share	**$ 1.63**	$ 1.30	$ 1.24
Weighted average common shares outstanding:			
Basic shares	**67,832**	66,294	65,836
Diluted shares	**69,254**	67,620	67,254

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement for the 2005 Annual Meeting.

Condensed Consolidated Balance Sheet

	(In thousands) December 31,	
	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 37,582**	$ 14,313
Marketable securities	**11,393**	8,573
Receivables, less allowance for possible losses	**217,329**	189,010
Inventories	**168,523**	143,359
Deferred income taxes	**5,201**	6,191
Other current assets	**21,912**	17,139
Total current assets	**461,940**	378,585
Property, plant and equipment, net	**207,542**	213,622
Goodwill, net of accumulated amortization	**601,007**	506,964
Other intangibles, investments, and other assets	**149,863**	117,946
Total assets	**$ 1,420,352**	$1,217,117
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	**49,943**	106,774
Accounts payable	**109,036**	96,582
Income taxes payable	**11,635**	11,936
Accrued liabilities	**102,224**	73,939
Total current liabilities	**272,838**	289,231
Long-term debt	**400,177**	317,674
Deferred income taxes	**49,441**	51,366
Other long-term liabilities	**38,314**	29,716
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	**—**	—
Common stock, $0.01 par value; authorized: 200,000,000 shares; issued: 2004—70,417,025 shares; 2003—69,088,592 shares	**704**	690
Capital in excess of par value	**52,182**	32,849
Retained earnings	**640,856**	544,422
Accumulated other comprehensive losses	**(9,643)**	(19,196)
Less: Cost of shares held in treasury: 2004—1,732,303 shares; 2003—2,106,082 shares	**(24,517)**	(29,635)
Total stockholders' equity	**659,582**	529,130
Total liabilities and stockholders' equity	**$ 1,420,352**	$1,217,117

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement for the 2005 Annual Meeting.

Condensed Consolidated Statement of Cash Flows

(In thousands)

	Years Ended December 31,		
	2004	2003	2002
Cash provided by (used for):			
Operating activities:			
Net income	**$112,711**	$ 87,815	$ 83,698
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**39,909**	35,473	32,950
Deferred income taxes	**7,518**	12,286	10,954
Changes in assets and liabilities (net of acquisitions):			
(Increase) decrease in receivables, inventories, and other current assets	**(24,570)**	12,565	33,512
Increase (decrease) in payables, accruals, and income taxes	**23,744**	8,653	(20,754)
Increase (decrease) in other long-term liabilities	**2,895**	(653)	(71)
Pension contribution	**(6,114)**	(5,179)	(30,250)
Other	**5,187**	3,943	(6,376)
Total operating activities	**161,280**	154,903	103,663
Investing activities:			
Additions to property, plant, and equipment	**(21,025)**	(21,326)	(17,374)
Purchase of businesses	**(143,535)**	(163,909)	—
Other	**10,098**	4,232	(2,355)
Total investing activities	**(154,462)**	(181,003)	(19,729)
Financing activities:			
Net change in short-term borrowings	**(55,603)**	(3,467)	(59,012)
Additional long-term borrowings	**97,356**	76,223	—
Reduction in long-term borrowings	**(26,217)**	(48,790)	(23,751)
Repurchases of common stock	**—**	(5,848)	(7,346)
Cash dividends paid	**(16,277)**	(8,124)	(7,896)
Proceeds from stock options and other	**16,286**	16,936	13,415
Total financing activities	**15,545**	26,930	(84,590)
Effect of exchange rate changes on cash and cash equivalents	**906**	—	—
Increase (decrease) in cash and cash equivalents	**23,269**	830	(656)
Cash and cash equivalents:			
Beginning of year	**14,313**	13,483	14,139
End of year	**$ 37,582**	$ 14,313	$ 13,483

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in an appendix to the Proxy Statement for the 2005 Annual Meeting.

Selected Financial Data

(Dollars and shares in millions, except per share amounts)

	2004	2003	2002	2001	2000
Consolidated Operating Results (years ended December 31):					
Net sales	**$1,232.3**	$1,091.6	$1,040.5	$1,019.3	$1,024.7
Operating income[1]	**$ 196.2**	$ 156.8	$ 148.7	$ 109.6	$ 135.9
Interest expense	**$ (28.3)**	$ (26.0)	$ (25.2)	$ (27.9)	$ (29.2)
Net income[1]	**$ 112.7**	$ 87.8	$ 83.7	$ 66.1	$ 68.5
Diluted earnings per share[1]	**$ 1.63**	$ 1.30	$ 1.24	$ 0.99	$ 1.05
Dividends declared and paid per share	**$ 0.24**	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Diluted weighted average common shares outstanding	**69.3**	67.6	67.3	66.9	65.1
Operating Data[1] (excluding unusual and nonrecurring items[2]):					
Operating income	**$ 196.2**	$ 156.8	$ 148.7	$ 132.8	$ 135.9
Operating income - Return on sales	**15.9%**	14.4%	14.3%	13.0%	13.3%
Operating income - Return on average total assets	**14.9%**	14.0%	14.4%	14.1%	16.7%
EBITDA[3]	**$ 233.4**	$ 191.1	$ 180.4	$ 178.0	$ 177.6
Ratio of EBITDA to interest expense[3]	**8.2x**	7.4x	7.2x	6.4x	6.1x
Income from operations	**$ 112.7**	$ 87.8	$ 83.7	$ 70.8	$ 68.5
Diluted earnings per share	**$ 1.63**	$ 1.30	$ 1.24	$ 1.06	$ 1.05
Other Data:					
Depreciation and amortization[1]	**$ 39.9**	$ 35.5	$ 33.0	$ 46.5	$ 43.3
Capital expenditures	**$ 21.0**	$ 21.3	$ 17.4	$ 29.4	$ 29.6
Cash provided by operations	**$ 161.3**	$ 154.9	$ 103.7	$ 101.1	$ 78.7
Free cash flow[4]	**$ 140.3**	$ 133.6	$ 86.3	$ 71.7	$ 49.1
Ratio of earnings to fixed charges	**6.2x**	5.5x	5.3x	3.7x	4.3x
Net income - Return on average total capital	**10.9%**	10.0%	10.4%	8.9%	11.5%
Net income - Return on average stockholders' equity	**19.0%**	18.5%	22.2%	21.5%	27.6%
Year-End Consolidated Financial Position:					
Current assets	**$ 461.9**	$ 378.6	$ 350.6	$ 379.3	$ 303.1
Current liabilities	**$ 272.8**	$ 289.2	$ 261.4	$ 336.2	$ 297.7
Property, plant, and equipment	**$ 207.5**	$ 213.6	$ 204.3	$ 214.5	$ 214.0
Total assets	**$1,420.4**	$1,217.1	$1,030.0	$1,039.5	$ 859.0
Long-term debt	**$ 400.2**	$ 317.7	$ 279.6	$ 303.4	$ 233.6
Total debt[5]	**$ 450.1**	$ 424.4	$ 390.1	$ 470.8	$ 361.2
Stockholders' equity	**$ 659.6**	$ 529.1	$ 420.2	$ 335.1	$ 280.8
Total debt as a percentage of capitalization[5]	**40.6%**	44.5%	48.1%	58.4%	56.3%
Stockholders' equity per share	**$ 9.60**	$ 7.90	$ 6.35	$ 5.11	$ 4.33

(1) The amounts in 2001 and 2000 include the amortization of goodwill. Beginning in 2002, the Company accounted for goodwill in accordance with SFAS No. 142.

(2) Amounts in 2001 exclude unusual pretax expenses of $23.3 million, or $15.3 million after tax ($0.23 per diluted share), for cost realignment initiatives and asset write-downs. Also excluded from 2001 is a tax benefit of $10.5 million ($0.16 per diluted share) resulting from the closure of a number of tax years.

(3) EBITDA represents income before interest, income taxes, depreciation and amortization, and unusual items. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors, and other parties in evaluating the Company. It should not be considered, however, as an alternative to net income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's financial statements. Furthermore, AMETEK's EBITDA measure may not be comparable to similarly titled measures used by other companies. The table below presents the reconciliation of net income reported in accordance with U.S. generally accepted accounting practices (U.S. GAAP) to EBITDA.

	(In millions) For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Net income	**$112.7**	$ 87.8	$ 83.7	$ 66.1	$ 68.5
Add (Deduct):					
Interest expense	**28.3**	26.0	25.2	27.9	29.2
Interest income	**(0.6)**	(0.5)	(0.7)	(1.0)	(1.0)
Income taxes	**53.1**	42.3	39.2	18.3	37.6
Depreciation	**36.8**	34.2	32.5	33.2	32.1
Amortization	**3.1**	1.3	0.5	13.3	11.2
Unusual items	**—**	—	—	20.2	—
Total adjustments	**120.7**	103.3	96.7	111.9	109.1
EBITDA	**$233.4**	$191.1	$180.4	$178.0	$177.6

(4) Free cash flow represents cash flow from operating activities, before the effects of an accounts receivable securitization program, less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 3 above.) The table below presents the reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.

	(In millions) For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Cash provided by operating activities	**$161.3**	$154.9	$103.7	$ 56.1	$ 79.7
Add (Deduct): Receivable securitization transactions	**—**	—	—	45.0	(1.0)
Total cash from operating activities (before receivable securitization transactions)	**161.3**	154.9	103.7	101.1	78.7
Deduct: Capital expenditures	**(21.0)**	(21.3)	(17.4)	(29.4)	(29.6)
Free cash flow	**$140.3**	$133.6	$ 86.3	$ 71.7	$ 49.1

(5) At December 31, 2004, 2003, 2002, and 2001, debt includes borrowings under the accounts receivable securitization program, referred to in note 4 above. At December 31, 2000, such amount was excluded from the balance sheet. Had this amount been included in the balance sheet, total debt and total debt as a percentage of capitalization would have been $406.2 million and 59.1%, respectively, at December 31, 2000.


income from operations
in millions
$120
100
80
60
40
20
00 01 02 03 04
5 Year CAGR is 13%


income from operations as a percentage of sales
10%
8
6
4
2
0
00 01 02 03 04


ebitda
in millions
$250
200
150
100
50
0
00 01 02 03 04


capitalization
in millions
$1200
1000
800
600
400
200
0
00 01 02 03 04
Equity
Debt


interest coverage ratio
times interest earned
9x
8
7
6
5
4
00 01 02 03 04


cash flow from operations
in millions
$175
150
125
100
75
50
00 01 02 03 04



Corporate Office

AMETEK, Inc.
37 North Valley Road
Building 4
P.O. Box 1764
Paoli, PA 19301-0801
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

Investor Communications

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available on AMETEK's Web site:
www.ametek.com

Annual Meeting

Tuesday, April 26, 2005, 2 p.m.
J. P. Morgan Chase & Co.
11th Floor Conference Center
270 Park Avenue
New York, NY 10017

All shareholders are invited to attend.

Stock Exchange Listings

New York and Pacific; symbol: **AME**

Shareholder Services

American Stock Transfer and Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
718-921-8200 or 800-937-5449
www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Philadelphia, Pennsylvania

Corporate Counsel

Stroock & Stroock & Lavan LLP
New York, New York

AMETEK is an equal opportunity employer.

Board of Directors

Lewis G. Cole
Of Counsel, Stroock & Stroock & Lavan LLP, Attorneys

Helmut N. Friedlaender
Private Investor

Sheldon S. Gordon
Chairman of Union Bancaire Privée International Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
A Managing Director of American Securities Capital Partners, LLC

James R. Malone
Founder and Managing Partner, Qorval LLC

David P. Steinmann
A Managing Director of American Securities, L.P.

Elizabeth R. Varet
Chairman of American Securities, L.P.

Corporate Executive Office

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President— Chief Financial Officer

Robert W. Chlebek
President, Electronic Instruments

Albert J. Neupaver
President, Electromechanical Group

David A. Zapico
President, Electronic Instruments

Corporate Officers

William D. Eginton
Senior Vice President, Corporate Development

Robert R. Mandos, Jr.
Senior Vice President and Comptroller

William J. Burke
Vice President, Investor and Corporate Relations

Thomas A. Deeney
Vice President, Compliance and Auditing

Elaine M. Gorman
Vice President, Shared Services

William P. Lawson
Vice President and Chief Information Officer

Deirdre D. Saunders
Vice President and Treasurer

Isaac S. Smalls
Vice President, Financial Reporting

John J. Weaver
Vice President, Human Resources

Operating Officers

John Wesley Hardin
Senior Vice President, Aerospace

Tiziano M. Barni
Vice President, Vacuum Products Division, Ciaramella Division, and AMETEK electromotory S.R.O.

Jeffrey A. Beck
Vice President, Power Systems and Instruments

Donald W. Carlson
Vice President, U.S. Gauge

Preben Carøe
Vice President, Test and Calibration Instruments

Matthew C. French
Vice President, Technical and Industrial Products

Laurence K. Hayward
Vice President, Chemical Products

Stephen N. Hoiles
Vice President, Dixson

Timothy N. Jones
Vice President, Process and Analytical Instruments

George W. Jucha
Vice President, Specialty Metal Products

Jon P. Kidder
Vice President, Advanced Measurement Technology

Charles F. Kovac
Vice President, Global Floor Care and Specialty Motors

Lim Meng Kee
Vice President, Asia

Denise M. Schier
Vice President, Commercial Motors

Roger A. Smith
Vice President, Marketing and Sales, Household Global Floor Care

James E. Visnic
Vice President, Sensor Technology

Bruce P. Wilson
Vice President, Taylor Hobson



37 North Valley Road
Building 4
P.O. Box 1764
Paoli, PA 19301-0801
www.ametek.com